================================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of AUGUST 2001

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

                        17 DAME STREET, DUBLIN 2, IRELAND
                                (35 31) 679 1688
         (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [ ]  Form 40-F
                       -                       -

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes          No   X
                                  -----       -----

(If  "Yes"  is marked, indicate below the file number assigned to the Registrant
in  connection  with  Rule  12g3-2(b):  82-               ).
                                           ---------------


================================================================================

                                     [LOGO]



                                MFC BANCORP LTD.



                           2001 SECOND QUARTER REPORT
                                TO SHAREHOLDERS



                                  JUNE 30, 2001



                           FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     - general economic and business conditions, including changes in interest rates;
     -    prices and other economic conditions;
     -    natural phenomena;
     - actions by government authorities, including changes in government regulation;
     -    uncertainties associated with legal proceedings;
     -    technological development;
     -    future decisions by management in response to changing conditions;
     -    our ability to execute prospective business plans; and
     -    misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

                                MFC BANCORP LTD.

                           2001 SECOND QUARTER REPORT

President's  Letter  to  Shareholders:

We are pleased to enclose our results for the second quarter of 2001. The following table is a summary of selected financial information for MFC for the periods indicated:



                                 Three Months Ended        Three Months Ended
                                      June 30,                  June 30,
                               ----------------------    ---------------------
                                  2001         2000         2001         2000
                               ---------    ---------    ---------    ---------
                                  (U.S. Dollars in        (Canadian Dollars in
                                  thousands except         thousands except per
                                  per share amounts)         share amounts)
                                  Information Only

Revenue . . . . . . . . . . .  $  30,894    $  28,600    $  46,888    $  42,209
Net income. . . . . . . . . .      6,287        5,514        9,543        8,147
Net income per share:
 Basic. . . . . . . . . . . .       0.50         0.46         0.76         0.68
 Fully diluted. . . . . . . .       0.47         0.43         0.72         0.64

                                June 30,   December 31,   June 30,   December 31,
                                  2001         2000         2001         2000
                               ---------   ------------  ---------   ------------
                                  (U.S. Dollars in         (Canadian Dollars in
                                    thousands)                   thousands)
                                  Information Only

Cash and cash equivalents . .  $  48,074   $  45,677     $  72,962   $  68,524
Securities. . . . . . . . . .     57,140      53,582        86,722      80,384
Total assets. . . . . . . . .    184,768     221,346       280,423     332,063
Debt. . . . . . . . . . . . .     19,331      23,611        29,339      35,421
Shareholders' equity. . . . .    151,180     142,070       229,446     213,134


We have restated our earnings per share data for the three months ended June 30, 2000 as a result of a change in the computation of earnings per share under Canadian generally accepted accounting principles. See Note 3 to our consolidated financial statements for additional information with respect to the computation of earnings per share.

MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., which is a licensed full-service Swiss bank based in Geneva, Switzerland. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our banking operations require substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow us to generate fee income without tying up significant amounts of capital. This is in contrast to most North American banks, which generate revenue from the spread between the cost of funds and the credit received.

In  May  2001,  we  opened  a  new  office  in  Berlin,  Germany.

We have established a foundation for our financial services business and look forward to continued growth during the remainder of 2001.

                                          Respectfully  submitted,

                                          /s/  M.J.  Smith

                                          M.J.  Smith
August  2001                              President

                                MFC BANCORP LTD.



                        CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                  (UNAUDITED)

                                MFC BANCORP LTD.

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)




                                        JUNE 30, 2001  JUNE 30,   DECEMBER 31,
                                        -------------  --------   ------------
                                        (U.S. DOLLARS)
                                      INFORMATION  ONLY  2001         2000
                                                       --------   ------------
                                                          (CANADIAN DOLLARS)


ASSETS
Cash and cash equivalents. . . . . . .  $  48,074      $  72,962   $  68,524
Securities . . . . . . . . . . . . . .     57,140         86,722      80,384
Loans. . . . . . . . . . . . . . . . .     45,510         69,070     119,113
Receivables. . . . . . . . . . . . . .     15,113         22,937      20,321
Due from investment dealers. . . . . .         68            103      13,510
Property held for development and sale      6,217          9,436       9,243
Excess cost of net assets acquired . .     10,785         16,368      17,032
Prepaid and other. . . . . . . . . . .      1,861          2,825       3,936
                                        ---------      ---------   ---------
                                        $ 184,768      $ 280,423   $ 332,063
                                        =========      =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
 Deposits. . . . . . . . . . . . . . .  $     458       $    695   $  63,572
 Accounts payable and accrued expenses     11,451         17,379      16,155
 Debt. . . . . . . . . . . . . . . . .     19,331         29,339      35,421
                                        ---------       --------   ---------
                                           31,240         47,413     115,148

Minority interests . . . . . . . . . .      2,348          3,564       3,781

Shareholders' equity
 Common stock. . . . . . . . . . . . .     47,075         71,445      65,138
 Cumulative translation adjustment . .     (5,529)        (8,392)       (771)
 Retained earnings . . . . . . . . . .    109,634        166,393     148,767
                                        ---------      ---------   ---------
                                          151,180        229,446     213,134
                                        ---------      ---------   ---------
                                        $ 184,768      $ 280,423   $ 332,063
                                        =========      =========   =========




  The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                                           2001
                                         --------       2001       2000
                                      (U.S. DOLLARS)  --------   --------
                                     INFORMATION ONLY  (CANADIAN DOLLARS)


Financial services revenue. . . . . . .  $ 59,887     $ 90,890   $ 69,870

Expenses
 Financial services . . . . . . . . . .    42,178       64,013     42,615
 General and administrative . . . . . .     5,086        7,719      9,711
 Interest . . . . . . . . . . . . . . .       953        1,447      2,458
                                         --------     --------   --------
                                           48,217       73,179     54,784
                                         ---------    ---------  --------

Income before income taxes. . . . . . .    11,670       17,711     15,086
Income taxes. . . . . . . . . . . . . .      (239)        (363)       (71)
                                         --------     --------   --------
                                           11,431       17,348     15,015

Minority interests. . . . . . . . . . .       183          278       (703)
                                         --------     --------   --------

Net income. . . . . . . . . . . . . . .  $ 11,614       17,626     14,312
                                         ========

Retained earnings, beginning of period.                148,767    109,604
                                                      --------   --------
Retained earnings, end of period. . . .               $166,393   $123,916
                                                      ========   ========

Earnings per share
 Basic. . . . . . . . . . . . . . . . .  $   0.94     $   1.43   $   1.19
                                         ========     ========   ========
 Diluted. . . . . . . . . . . . . . . .  $   0.89     $   1.34   $   1.12
                                         ========     ========   ========

Weighted average number of shares
 outstanding (in thousands)
 Basic. . . . . . . . . . . . . . . . .    12,326       12,326     12,044
                                         ========     ========   ========
 Diluted. . . . . . . . . . . . . . . .    13,715       13,715     13,470
                                         ========     ========   ========



 The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000
                                   (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                                           2001
                                         --------       2001       2000
                                      (U.S. DOLLARS)  --------   --------
                                     INFORMATION ONLY  (CANADIAN DOLLARS)


Financial services revenue. . . . . . .  $ 30,894     $ 46,888   $ 42,209

Expenses
 Financial services . . . . . . . . . .    20,890       31,704     27,456
 General and administrative . . . . . .     3,316        5,032      4,824
 Interest . . . . . . . . . . . . . . .       404          613      1,036
                                         --------     --------   --------
                                           24,610       37,349     33,316
                                         --------     --------   --------

Income before income taxes. . . . . . .     6,284        9,539      8,893
Income taxes. . . . . . . . . . . . . .      (189)        (287)       (62)
                                         --------     --------   --------
                                            6,095        9,252      8,831

Minority interests. . . . . . . . . . .       192          291       (684)
                                         --------     --------   --------

Net income. . . . . . . . . . . . . . .  $  6,287        9,543      8,147
                                         ========

Retained earnings, beginning of period.                156,850    115,769
                                                      --------   --------
Retained earnings, end of period. . . .               $166,393   $123,916
                                                      ========   ========

Earnings per share
 Basic. . . . . . . . . . . . . . . . .  $   0.50     $   0.76   $   0.68
                                         ========     ========   ========
 Diluted. . . . . . . . . . . . . . . .  $   0.47     $   0.72   $   0.64
                                         ========     ========   ========

Weighted average number of shares
 outstanding (in thousands)
 Basic. . . . . . . . . . . . . . . . .    12,523       12,523     12,046
                                         ========     ========   ========
 Diluted. . . . . . . . . . . . . . . .    13,908       13,908     13,365
                                         ========     ========   ========



 The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)



                                                               JUNE 30,
                                                         -------------------
                                                           2001       2000
                                                         --------   --------


Inflow (outflow) of cash and cash equivalents related
   to the following activities:
Operating
   Net income. . . . . . . . . . . . . . . . . . . . .   $ 17,626   $ 14,312
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Items not affecting cash
         Depreciation and amortization . . . . . . . .        850        840

   Changes in current assets and liabilities
     Securities. . . . . . . . . . . . . . . . . . . .     (3,838)     1,550
     Receivables . . . . . . . . . . . . . . . . . . .       (423)    (6,641)
     Due from investment dealers . . . . . . . . . . .     13,028      1,748
     Properties held for development and sale. . . . .       (180)     2,363
     Accounts payable and accrued expenses . . . . . .      9,422     (6,100)
     Other . . . . . . . . . . . . . . . . . . . . . .        566     (3,321)
                                                         --------   --------
                                                           37,051      4,751
Financing
   Net (decrease) increase in deposits . . . . . . . .    (60,159)     1,850
   Borrowings, less debt repayments. . . . . . . . . .     (6,648)     4,243
   Issuance of shares. . . . . . . . . . . . . . . . .      6,307         99
   Other. . . . . . . . . . . . . . . . . . . . . . . .       (19)       (36)
                                                         --------   --------
                                                          (60,519)     6,156
Investing
   Net decrease (increase) in loans . . . . . . . . . .    32,008    (11,070)
   Sale and purchases of subsidiaries, net of cash
     acquired (disposed). . . . . . . . . . . . . . . .         -      1,216
   Other. . . . . . . . . . . . . . . . . . . . . . . .      (251)      (160)
                                                         --------   --------
                                                           31,757    (10,014)

Exchange rate effect on cash and cash equivalents. .  .    (3,851)       537
                                                         --------   --------
Increase in cash and cash equivalents . . . . . . . . .     4,438      1,430
Cash and cash equivalents:
   Beginning of period. . . . . . . . . . . . . . . . .    68,524     49,567
                                                         --------   --------
   End of period. . . . . . . . . . . . . . . . . . . .  $ 72,962   $ 50,997
                                                         ========   ========



 The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)





                                                               JUNE 30,
                                                         -------------------
                                                           2001       2000
                                                         --------   --------

Inflow (outflow) of cash and cash equivalents related
   to the following activities:
Operating
   Net income. . . . . . . . . . . . . . . . . . . . .   $  9,543   $  8,147
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Items not affecting cash
         Depreciation and amortization . . . . . . . .        358        418

   Changes in current assets and liabilities
     Securities. . . . . . . . . . . . . . . . . . . .     (3,086)     2,163
     Receivables . . . . . . . . . . . . . . . . . . .     (5,121)    (8,485)
     Due from investment dealers . . . . . . . . . . .       (261)    (3,148)
     Properties held for development and sale. . . . .        (41)     2,386
     Accounts payable and accrued expenses . . . . . .      1,767     (2,765)
     Other . . . . . . . . . . . . . . . . . . . . . .        757     (3,643)
                                                         --------   --------
                                                            3,916     (4,927)
Financing
   Net decrease in deposits. . . . . . . . . . . . . .     (9,614)   (14,419)
   Borrowings, less debt repayments. . . . . . . . . .     (6,648)    (3,028)
   Issuance of shares. . . . . . . . . . . . . . . . .      5,900         99
   Other . . . . . . . . . . . . . . . . . . . . . . .        (19)       (45)
                                                         --------   --------
                                                          (10,381)   (17,393)
Investing
   Net decrease (increase) in loans. . . . . . . . . .      9,471     (3,537)
   Sale and purchases of subsidiaries, net of cash
     acquired (disposed). . . . . . . . . . . . . . .           -      1,828
   Other . . . . . . . . . . . . . . . . . . . . . . .       (235)      (167)
                                                         --------   --------
                                                            9,236     (1,876)

Exchange rate effect on cash and cash equivalents. . .     (3,276)     2,284
                                                         --------   --------
Decrease in cash and cash equivalents. . . . . . . . .       (505)   (21,912)
Cash and cash equivalents:
   Beginning of period . . . . . . . . . . . . . . . .     73,467     72,909
                                                         --------   --------
   End of period . . . . . . . . . . . . . . . . . . .   $ 72,962   $ 50,997
                                                         ========   ========



 The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2001
                                  (UNAUDITED)

NOTE  1.  BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements, except for the computation of earnings per share (see Note 3 below). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

NOTE  2.  NATURE  OF  BUSINESS

The Company is in the financial services business and its principal activities focus on merchant banking.

NOTE  3.  EARNINGS  PER  SHARE

The Company adopts the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share", which is applied for fiscal years beginning on or after January 1, 2001. All prior earnings per share information presented is restated to conform with Accounting Handbook Section 3500.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Accordingly, as a result of the adoption of Accounting Handbook Section
3500, effective January 1, 2001 the computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

Prior to the adoption of Accounting Handbook Section 3500, the computation of fully diluted earnings per share considered the dilutive effect of outstanding call options and warrants and convertible securities as if they were either exercised or converted at the beginning of the period.

NOTE  4.  REPORTING  CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.5177 as at June 30, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IN  THIS  DOCUMENT,  PLEASE  NOTE  THE  FOLLOWING:

     - REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;

     - ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED; AND

     - SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6589, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT JUNE 30, 2001.

The following discussion and analysis of the financial condition and results of our operations for the six months ended June 30, 2001 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS  OF  OPERATIONS  -  SIX  MONTHS  ENDED  JUNE  30,  2001

In the six months ended June 30, 2001, revenues increased to $90.9 million from $69.9 million in the comparable period of 2000, primarily due to increased merchant banking activities. Expenses increased to $73.2 million in the six months ended June 30, 2001 from $54.8 million in the comparable period of 2000, primarily as a result of higher revenues. General and administrative expenses decreased to $7.7 million in the six months ended June 30, 2001 from $9.7 million in the comparable period of 2000. Interest expense decreased to $1.4 million in the six months ended June 30, 2001 from $2.5 million in the comparable period of 2000.

In the six months ended June 30, 2001, our net earnings were $17.6 million or $1.43 per share on a basic basis ($1.34 per share on a diluted basis). In the six months ended June 30, 2000, net earnings were $14.3 million or $1.19 per share on a basic basis ($1.12 per share on a diluted basis).

RESULTS  OF  OPERATIONS  -  THREE  MONTHS  ENDED  JUNE  30,  2001

In the three months ended June 30, 2001, revenues increased to $46.9 million from $42.2 million in the comparable period of 2000, primarily due to increased merchant banking activities. Expenses increased to $37.3 million in the three months ended June 30, 2001 from $33.3 million in the comparable period of 2000, primarily as a result of higher revenues. General and administrative expenses increased to $5.0 million in the three months ended June 30, 2001 from $4.8 million in the comparable period of 2000. Interest expense decreased to $0.6 million in the three months ended June 30, 2001 from $1.0 million in the comparable period of 2000.

In the three months ended June 30, 2001, our net earnings were $9.5 million or $0.76 per share on a basic basis ($0.72 per share on a diluted basis). In the three months ended June 30, 2000, net earnings were $8.1 million or $0.68 per share on a basic basis ($0.64 per share on a diluted basis).

LIQUIDITY  AND  CAPITAL  RESOURCES

The following table is a summary of selected financial information concerning MFC for the periods indicated:



                                U.S. DOLLARS         CANADIAN DOLLARS
                           ---------------------- ----------------------
                           JUNE 30,  DECEMBER 31, JUNE 30,  DECEMBER 31,
                           --------  ------------ --------  ------------
                             2001        2000       2001        2000
                           --------  ------------ --------  ------------
                             (IN THOUSANDS)         (IN THOUSANDS)
                            INFORMATION ONLY

Cash and cash equivalents  $ 48,074    $  45,677  $ 72,962    $  68,524
Securities. . . . . . . .    57,140       53,582    86,722       80,384
Total assets. . . . . . .   184,768      221,346   280,423      332,063
Debt. . . . . . . . . . .    19,331       23,611    29,339       35,421
Shareholders' equity. . .   151,180      142,070   229,446      213,134



We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At June 30, 2001, our cash and cash equivalents were $73.0 million, compared to $68.5 million at December 31, 2000. At June 30, 2001, we had securities of $86.7 million, compared to $80.4 million at December 31, 2000.

OPERATING  ACTIVITIES

Operating activities provided cash of $37.1 million in the six months ended June 30, 2001, compared to $4.8 million in the comparable period of 2000. In the six months ended June 30, 2001, an increase in receivables used cash of $0.4 million, compared to $6.6 million in the comparable period of 2000. A decrease in amounts due from investment dealers as a result of the outsourcing of our private banking facilities provided cash of $13.0 million in the six months ended June 30, 2001, compared to $1.7 million in the comparable period of 2000. An increase in accounts payable and accrued expenses provided cash of $9.4 million in the six months ended June 30, 2001, compared to a decrease in accounts payable and accrued expenses using cash of $6.1 million in the comparable period of 2000. A net increase in securities used cash of $3.8 million in the current period, compared to a net decrease in securities providing cash of $1.6 million in the comparable period of 2000. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING  ACTIVITIES

Investing activities in the six months ended June 30, 2001 provided cash of $31.8 million, compared to using cash of $10.0 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $32.0 million in loans during the current period.

FINANCING  ACTIVITIES

Financing activities used cash of $60.5 million in the six months ended June 30, 2001, compared to providing cash of $6.2 million in the comparable period of 2000, primarily as a result of a net decrease of approximately $60.2 million in deposits for our customers' accounts during the current period primarily resulting from the outsourcing of our private banking operations. During the current period, net debt repayments used cash of approximately $6.6 million.

The devaluation of the Swiss franc relative to the Canadian dollar by approximately 8.8% over the current six-month period resulted in an unrealized foreign exchange translation loss of $3.9 million on cash and cash equivalents, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

FOREIGN  CURRENCY

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In addition, certain assets, liabilities, revenues and expenses are denominated in U.S. dollars. In the six months ended June 30, 2001, we reported approximately a net $7.6 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at June 30, 2001 was $8.4 million, compared to $0.8 million at December 31, 2000.

Since both principal sources of revenues and expenses of our banking subsidiary are in Swiss francs, we use derivatives to manage our foreign exchange exposure with respect to Swiss francs only.

Based upon the period average exchange rate in the second quarter of 2001, the Canadian dollar increased by approximately 0.4% in value against the Swiss franc and decreased by approximately 4.0% in value against the U.S. dollar, compared to the second quarter of 2000.

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.5177 as at June 30, 2001, being the period-end exchange rate as required by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

The depreciation of the Canadian dollar by approximately 1.2% in value against the U.S. dollar from U.S.$1.00 = Canadian $1.5002 as at December 31, 2000 to U.S.$1.00 = Canadian $1.5177 as at June 30, 2001 had an adverse impact on our financial statements presented in U.S. dollars for informational purposes. As at August 21, 2001, the exchange rate was U.S.$1.00 = Canadian $1.5488.

CERTAIN  FACTORS

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

DERIVATIVE  INSTRUMENTS

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

INFLATION

We do not believe that inflation has had a material impact on revenues or income during the second quarter of 2001. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant                  MFC BANCORP LTD.
                      ----------------------------

By                         /s/ Roy Zanatta
                      ----------------------------
                         ROY ZANATTA, DIRECTOR


Date                       August  28,  2001
                      ----------------------------


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